Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: GHR Systems, Inc.

Commission File No.  333-120576

News Release

Contact: Chip Swearngan, Metavante Corporation

414-357-3688, chip.swearngan@metavante.com

Sam Kim, Metavante Corporation

678-533-4861, sam.kim@metavante.com

METAVANTE TO ACQUIRE GHR SYSTEMS, ADDING CONSUMER FINANCE AND RESIDENTIAL MORTGAGE ORIGINATION SERVICES TO FINANCIAL TECHNOLOGIES

Leading provider of lending automation technology and services to join Metavante Financial Solutions Group

MILWAUKEE, June 27, 2005 – Metavante Corporation, the financial technology subsidiary of Marshall & Ilsley Corporation (NYSE: MI), today announced the signing of a definitive merger agreement to acquire GHR Systems, Inc., of Wayne, Pa. Metavante is acquiring the company from GHR’s three founders and other investors.

The $65 million acquisition, of which approximately $55 million will be funded using Marshall & Ilsley Corporation common stock, is expected to close in the third quarter, pending regulatory approval and other customary closing conditions. The purchase is not expected to have a material impact on M&I’s financial results.

The company will continue to operate under the name of GHR Systems, Inc., and will become a subsidiary of Metavante Corporation.

GHR Systems is a leading provider of loan origination solutions for the residential mortgage and consumer finance industries, offering point of sale products for any channel together with comprehensive underwriting, processing and closing technology.  Four of the top 10 and 15 of the top 50 U.S. mortgage lenders are GHR clients. GHR systems are used by large, mid-sized, and emerging lenders to better market, sell and close loans through all distribution channels, including wholesale, retail, consumer direct and correspondent.

“As a leading provider of consumer finance and mortgage origination products and services, GHR will bring one of the most proven technology and market-leading solutions to our clients,” said Frank R. Martire, Metavante president and chief executive officer. “GHR serves many of the largest U.S. financial institutions and has focused on the top-100 bank market, which is important to Metavante.  We believe that the acquisition of the GHR Systems’ lending solutions platform will be perceived by our clients of all asset sizes as a valued addition to our technology offerings.”

Since its establishment in 1985, GHR’s mission has been to make the origination process easier for all parties involved – borrowers, lenders, manufacturers, vendors, brokers and processors – by supplying technology that provides faster and better information. In November 2000, Metavante established partial ownership of GHR purchasing approximately five percent of the company.

“Our mission has always been to provide our customers with the maximum of operating efficiency through the most complete and automated systems,” said GHR President Cyrus Brinn. “Joining Metavante will help us to better serve our clients with a broader array of financial services technology products.”

The GHR management team, led by Cyrus Brinn and Allan Redstone, will continue operating the business and become part of the Metavante Financial Solutions Group headed by Paul Danola, president and chief operating officer, Metavante Financial Solutions Group.

“By providing automation technology and services for residential mortgages that includes end-to-end origination from point of sale through underwriting, processing, closing, and documentation, we will now be able to deliver a premier, mortgage loan origination solution to our clients,” said Danola.

About GHR Systems

GHR Systems, Inc., a leading provider of lending automation solutions and services for the residential mortgage and consumer finance industries, provides browser-based and client server platforms and applications for originating loans. GHR’s clients use GHR technology and services to better market, sell and close loans through all their distribution channels. Fifteen of the top 50 U.S. mortgage lenders use GHR’s systems. GHR is a Microsoft Gold Certified Software Development Partner. GHR is headquartered in Wayne, Pa., (a suburb of Philadelphia), with offices in Toronto, and Berkeley, Calif. (www.ghrsystems.com)

About Metavante

Metavante Corporation delivers banking and payment technologies to financial services firms and businesses worldwide. Metavante products and services drive account processing for deposit, loan and trust systems, image-based and conventional check processing, electronic funds transfer, and electronic presentment and payment. Headquartered in Milwaukee, Wis., Metavante (www.metavante.com) is wholly owned by Marshall & Ilsley Corporation (NYSE: MI).

This press release does not constitute an offer of any securities for sale.  M&I has filed with the Securities and Exchange Commission a registration statement on Form S-4 (Reg. No. 333-120576), which includes a prospectus.  Investors are advised to read the prospectus and the documents incorporated by reference into the prospectus, because they contain important information about M&I.  Investors may receive a free copy of the prospectus and the incorporated documents at the Commission’s website at http://www.sec.gov or from M&I.

This press release contains forward-looking statements concerning M&I’s, Metavante’s and GHR’s future financial results and operations, including expected closing date and operating activities. Such statements are subject to important factors which could cause M&I’s and Metavante’s actual results to differ materially from those anticipated by the forward-looking statements. These factors include (a) receipt of regulatory approvals without unexpected delays or conditions; (b) timely implementation and execution of integration plans; (c) retention of customers and critical employees; (d) successfully leveraging Metavante/GHR’s comprehensive product offering to the combined customer base; (e) unanticipated changes in laws, regulations, or other industry standards affecting Metavante/GHR businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (f) successful management of any impact from slowing economic conditions or consumer spending; (g) no catastrophic events that could impact Metavante/GHR or its major customers’ operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (h) no material breach of security of any Metavante/GHR systems; and (i) those referenced in M&I’s Annual Report on Form 10-K for the year ended December 31, 2004, under the heading “Forward-Looking Statements” and such other factors as may be described from time to time in M&I’s subsequent SEC filings, which factors are incorporated herein by reference.

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